UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  March, 2009

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Final Results

2 March 2009

PEARSON 2008 PRELIMINARY RESULTS (unaudited)

Sustained growth and record results.

•	Sales up 8% at constant exchange rates to £4,811m (2007: £4,162) and adjusted operating profit up 11% to £762m (2007: £619m) with margins up to 15.8% (2007: 14.9%);

•	Adjusted earnings per share up to 57.7p (2007: 46.7p), headline growth of 24%;

•	Free cash flow up to £631m, or 79.2p per share (2007: £407m/ 51.1p), headline growth of 55%;

•	Dividend raised 7% to 33.8p.

Robust performance in tough markets.

•	Education profits up 11% to £474m with substantial growth in US Higher Education and International more than offsetting weak market conditions for US School publishing;

•	FT Group profits up 13% to £195m as growth of digital and subscription businesses and strong demand for premium content exceed decline in advertising revenues;

•	Penguin profits up 4% to £93m with double digit margins and strong competitive performance in a tough retail market.

Marjorie Scardino, chief executive, said:

“Over the past five years, Pearson has produced steadily rising sales, profits, earnings, cash and returns. We are particularly pleased to have continued that record in 2008 in the face of a sharp economic downturn. This is the result of steady investment and execution of our strategy over the long-term. We don’t expect economic conditions to improve any time soon, but we do expect our company to remain hardy and aggressive. We’ll continue to press our advantage in technology, services and international reach because our competitive positions are strong and we see many opportunities to build our business and gain share in these turbulent times.”

£ millions	2008	2007	Headline growth	CER growth	Underlying growth

Business performance
Sales	4,811	4,162	16%	8%	3%
Adjusted operating profit	762	619	23%	11%	5%
Adjusted profit before tax	674	549	23%
Adjusted earnings per share	57.7p	46.7p	24%

Operating cash flow	796	684	16%
Total free cash flow	631	407	55%
Total free cash flow per share	79.2p	51.1p	55%
Return on invested capital	9.2%	8.9%	0.3% pt
Net Debt	1,460	973	(50)%

Statutory results
Sales	4,811	4,162	16%
Operating profit	676	574	18%
Profit before tax	585	468	25%
Basic earnings per share – continuing	47.9p	39.0p	23%
Cash generated from operations	894	659	36%

Dividend per share	33.8p	31.6p	7%

Throughout this announcement growth rates are stated on a constant exchange rate (CER) basis unless otherwise stated. Where quoted, underlying growth rates exclude both currency movements and portfolio changes. The ‘business performance’ measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes 2, 3, 5, 7, 16 and 17 to the attached condensed financial statements. Profits are quoted on a continuing basis unless otherwise stated.

2008 OVERVIEW

In 2008, Pearson’s sales increased 8% at constant exchange rates to £4.8bn and adjusted operating profit 11% to a record £762m. Every part of the company contributed to the growth, with adjusted operating profit at Penguin up 4%, at Pearson Education up 11% and at the FT Group up 13%. Adjusted earnings per share were 57.7p, up 24% on a headline basis.

Portfolio changes and currency movements had a significant impact on reported results in 2008. The net effect of acquisitions and disposals was to add £199m to sales and £35m to operating profit, primarily in our education business, where we integrated the testing and international parts of Harcourt, acquired from Reed Elsevier. We also expensed significant integration charges related to the acquisition, which are included in our operating results. Currency movements added £320m to sales and £76m to operating profit. This was largely the result of the strengthening of the US dollar against sterling over the course of the year although the strength of other currencies against sterling also contributed. We generated approximately 60% of our sales and profits in US dollars.

Operating cash flow increased by £112m to £796m (headline growth of 16%) and total free cash flow by £224m to £631m, or 79.2p per share (headline growth of 55%). Cash conversion was once again strong at 104% of operating profit, assisted by exchange rates. Over the past five years, the proportion of our profits converted to cash has averaged more than 100%. Our ratio of average working capital to sales improved by a further 0.1% points after removing portfolio effects.

Our tax rate in 2008 was 26.4%, the same as in 2007.

Our return on average invested capital** showed a headline increase of 0.3% points (to 9.2%).

Statutory results show an increase of £102m in operating profit to £676m (£574m in 2007). Basic earnings per share for continuing businesses were 47.9p in 2008 against 39.0p in 2007.

Net debt was £487m higher at £1,460m (from £973m in 2007). Cash flow was strong, but our net debt was higher with the impact of acquisitions and disposals (net impact of £285m) and the year-end strength of the dollar on our largely dollar-denominated debt (net impact of £410m). Since 2000, Pearson’s net debt/ EBITDA ratio has fallen from 3.9x to 1.7x and our interest cover has increased from 3.1x to 8.7x.

Dividend. The board is proposing a dividend increase of 7% to 33.8p. Subject to shareholder approval, 2008 will be Pearson’s 17th straight year of increasing our dividend above the rate of inflation. Over the past five years we have increased our dividend at a compound annual rate of 7%. Our dividend cover is now 1.7x.

Our financial goals. Pearson’s three key financial measures are adjusted earnings per share, operating cash flow and return on average invested capital. We use these measures to gauge performance and to align our plans and targets with the interests of shareholders. Our five-year record on these goals is:

	2004	2005	2006	2007	2008
Adjusted earning per share	27.5p*	34.1p*	43.1p	46.7p	57.7p
Operating cash flow	£418m	£570m	£575m	£684m	£796m
Return on invested capital**	6.3%	7.3%	8.1%	8.9%	9.2%

* As reported (before restatement for tax deductibility of goodwill amortisation).
** Using average invested capital and cash tax paid.

OUTLOOK

Pearson achieved a strong performance in 2008 against the backdrop of a sharp deterioration in the global economy. Though the company performed well, market conditions became more difficult for some of our businesses as the year went on.

In the fourth quarter, trading momentum remained strong for our education business. The Financial Times Group continued to achieve good growth – in particular at Interactive Data and Mergermarket – but FT Publishing saw a decline in advertising revenues (which now account for 4% of Pearson’s sales). Consumer publishing markets in the US and the UK were challenging, but Penguin performed well in the key holiday selling season.

We are planning on the basis that the tough market conditions that we saw for some of our businesses towards the end of 2008 are likely to persist throughout 2009. We expect to benefit from a range of early actions to revise products and supply lines, reduce costs and sustain investment. Based on current exchange rates and market conditions, we would expect to achieve full-year adjusted earnings at or above the 2008 level of 57.7p per share.

In Education , we are planning for weak conditions in the US School publishing market but expect continued growth in our testing, Higher Education and International Education businesses. We expect the new US administration’s emphasis on education, reflected in both the economic stimulus package and the focus on reform, to provide a significant boost to education institutions. The extent and timing of the impact on our business is unclear at this stage, so we have not included these factors in our guidance.

At the FT Group, we anticipate continued strong demand for high-quality analysis of global business, finance, politics and economics; a tough year for advertising; strong renewal rates in our subscription businesses; and continued growth at Interactive Data.

At Penguin , we expect another competitive performance in challenging trading conditions for book publishers and booksellers.

Interest and tax. In 2009, we expect our interest charge to adjusted earnings to be higher than 2008 reflecting the impact of the recent strength of the dollar on our largely US dollar-denominated debt and the pensions-related credit to interest becoming a debit in 2009. Our P&L tax charge is likely to be in the 26% to 28% range and we now expect our cash tax rate to stay close to 2008 levels.

Exchange rates. Pearson generates approximately 60% of its sales in the US, and each five cent change in the average £:$ exchange rate for the full year (which in 2008 was £1:$1.85) would have an impact of approximately 1p on adjusted earnings per share.

For more information:

Luke Swanson / Simon Mays-Smith/ Charles Goldsmith               + 44 (0) 20 7010 2310

Pearson’s results presentation for investors and analysts will be webcast live today from 09.00 (GMT) and available for replay from 12.00 (GMT) via www.pearson.com

A video interview with Marjorie Scardino and Robin Freestone is available at www.pearson.com High resolution photographs are available for the media at www.newscast.co.uk"

FORWARD LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this Preliminary Statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward looking statements. By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents. Any forward looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based.

BUSINESS PERFORMANCE

£ millions	2008	2007	Headline growth	CER growth	Underlying growth

Sales
North American Education	2,002	1,667	20%	11%	3%
International Education	866	735	18%	11%	2%
Professional	244	226	8%	1%	1%
Pearson Education	3,112	2,628	18%	10%	2%
FT Publishing	390	344	13%	9%	4%
Interactive Data	406	344	18%	10%	9%
FT Group	796	688	16%	9%	7%
Penguin	903	846	7%	0%	3%
Total	4,811	4,162	16%	8%	3%

Adjusted operating profit
North American Education	303	273	11%	5%	(2)%
International Education	135	92	47%	26%	16%
Professional	36	27	33%	26%	26%
Pearson Education	474	392	21%	11%	4%
FT Publishing	74	56	32%	9%	0%
Interactive Data	121	97	25%	15%	13%
FT Group	195	153	27%	13%	8%
Penguin	93	74	26%	4%	4%

Total	762	619	23%	11%	5%
Discontinued	-	15
Total	762	634

NORTH AMERICAN EDUCATION

£ millions	2008	2007	Headline growth	CER growth	Underlying growth
Sales	2,002	1,667	20%	11%	3%
Adjusted operating profit	303	273	11%	5%	(2)%

North American Education is Pearson’s largest business, with 2008 sales of £2bn and operating profit of £303m. Over the past five years, it has increased sales at a compound annual growth rate of 10% and profits at a rate of 9%.

Raising student achievement has long been a key priority across the political spectrum in the US. Though the current economic climate has placed considerable pressure on state and local tax receipts – and therefore education funding – spending on educational materials has historically proved relatively resilient. In addition, the new administration’s economic stimulus package contains a range of measures to support state funding and education reform.

The education publishing industry is going through a period of significant change driven by the demand for high educational standards and accountability, the shift from print to digital products and a rapidly changing competitive environment.

Our business serves educators and students from early education through elementary, middle and high schools and into higher education with a wide range of products and services: curriculum textbooks and other learning materials; student assessments and testing services; and educational technologies. Pearson has a leading position in each of these areas and a distinctive strategy of connecting those parts to support institutions and personalise learning. In 2008 we began to integrate our North American School and Higher Education companies, which we believe will bring significant opportunities to develop growth businesses, to share investments and technologies and to gain further efficiencies.

Highlights in 2008 include:

School Curriculum

•

The US School publishing market declined 4.4% in 2008, according to the Association of American Publishers. State budget pressures caused particular industry-wide weakness in the supplementary publishing segment and the open territories.

•

Pearson took an estimated 28% share of the total new adoption market, and 31% of the adoptions competed for. Pearson participated in approximately 92% of the total new adoption market, down from approximately 95% in 2007.

•

Pearson launched enVisionMATH ( www.envisionmath.com) ), an integrated print-and-digital elementary mathematics programme (and the next generation of the innovative and highly successful California social studies programme). enVisionMATH helped Pearson to a market-leading 38% share of all maths adoptions, including 50% in Texas, and sold strongly across the open territories.

•	Miller-Levine Biology and enVisionMATH programmes were also successfully launched for the 2009 adoption campaign.

•

The Association of Educational Publishers honoured two Pearson products, enVisionMATH and Longman English Interactive Online Level 2 (www.longmanenglishinteractive.com) ), as the year's “most outstanding” materials in the field of teaching and learning.

•

Three Pearson products were named America’s best educational software products in the Software & Information Industry Association's 23rd Annual CODiE Awards. KnowledgeBox was named Best MultiMedia Solution, Waterford Early Learning won the Best Course/Classroom Management award, and Waterford Early Learning - Math and Science was named Best Science Instructional Solution.

•	The U.S. Department of Defense awarded Pearson a five-year contract to provide elementary-school reading programmes, including Pearson’s Reading Street , for its schools around the world.

•

Pearson created a new Educator Development Group, which brings together the company’s leading teacher-centered businesses across North America, to support teachers at every level from preparation at the college level through to professional development and advanced degrees .

Assessment and Information

•	The integration of Harcourt Assessment progressed well with strong performances in state testing, catalogue tests and clinical assessments.

•	Our market-leading State Assessments division continued to gain share, winning more than half of contracts competed for by value. Pearson now provides major state-wide testing services to 30 states.

•	We continue to be a leader in online testing with over 3.8 million secure tests delivered across 13 states during the year, up from 2.5 million in 2007.

•

Our National Assessments division benefited from new long-term contracts including The American Diploma Project (a three-year contract to deliver Algebra II exams to a consortium of fifteen states); the College Board’s Accuplacer programme (a seven-year contract to deliver computer-adaptive reading, writing and maths test to assess college readiness); and The National Board for Professional Teaching Standards (a five-year contract to develop, administer and score its National Board Certification programme for accomplished teachers, covering 25 certificate areas).

•

We extended our leading position in teacher certification boosted by contract renewals in California (for three years), Oklahoma (six years), and New Mexico (four years). We also won a two-year contract to manage California’s certification testing for teachers of English as a foreign language.

•

Clinical Assessments, which provides a wide range of assessments of personality, behaviour, ability, achievement, speech and language, and career interest, benefited from the strong growth of our AimsWeb data management and progress monitoring service for the Response to Intervention (RTI) market (which monitors children who are having difficulty learning) and the publication of WAIS-IV and MMPI-RF, new editions of the key products for assessing intelligence and personality.

•	Major contract wins in Student Information Systems included South Carolina (709,000 students), Dallas (165,000 students) and Baltimore (83,000 students).

•

Our new Edustructures business, which provides interoperable systems to support data collection and reporting between school districts and state governments, continued to win contracts with State Education Agencies. It successfully implemented proof-of-concept projects in Kansas and Alaska and expanded projects in Virginia, South Carolina and Wyoming.

Higher Education

•

The US Higher Education publishing market grew 3.6% in 2008, according to the Association of American Publishers. The industry benefited from healthy enrolments, even in tougher economic conditions, and federal government action to support student funding. We continued to see strong demand for instructional materials that are enhanced by technology and customisation.

•	Pearson grew faster than the industry and outperformed the market for the tenth straight year.

•	We continued to invest in established and new author franchises, such as Campbell & Reece’s Biology ; Tro’s Chemistry ; Lilienfeld, Lynn, Namy & Woolf’s Psychology; and Wysocki & Lynch’s DK Handbook .

•

Pearson’s ‘MyLab’ digital learning, homework and assessment programmes grew strongly and now span the curriculum. Our MyLab products were used by more than 4.3m students globally, with student registrations 48% higher than in 2007. Evaluation studies show that the use of the MyLab programmes can significantly improve student test scores and institutional productivity (www.mymathlab.com/makingthegrade_v3.pdf)

•

Custom Solutions grew strongly, expanding beyond custom textbooks to educational solutions including on-demand authoring of original content; customised technology; and on-demand curriculum, assessments and courseware.

•

Pearson formed new strategic partnerships to provide materials and online learning services to educational institutions. These included Rio Salado College in Arizona, which has 450 online classes and 48,000 students; the Colorado Community College system, to provide digital textbooks for 17 courses; and Louisiana Community & Technical College System, to provide students with a customised online learning programme across 47 campuses through the combination of custom textbooks, eCollege and MyLabs.

•

eCollege, Pearson’s platform for fully-online distance learning in higher education, increased enrolments by 34% to 2.5m and benefited from continued strong renewal rates. It achieved good new business performance in both the US and internationally, including Brazil; deployed its new .Next platform enabling rapid new product development; and sustained investment to drive growth in International and K-12 markets.

•

Pearson achieved strong growth in publishing and related services for students in workplace and vocational education. We launched new partnerships with the National Restaurant Association’s leading food safety programme, ServSafe, and the International Fire Service Training Association (IFSTA) fire training programme.

INTERNATIONAL EDUCATION

£ millions	2008	2007	Headline growth	CER growth	Underlying growth
Sales	866	735	18%	11%	2%
Adjusted operating profit	135	92	47%	26%	16%

Pearson is the world leader in education publishing and related services outside North America. Over the past five years, this has been Pearson’s fastest-growing business, increasing sales at a headline compound annual growth rate of 16% (from £484m in 2004 to £866m in 2008) and operating profit five-fold (from £27m in 2004 to £135m in 2008). The business has achieved strong organic growth and successfully integrated a number of acquisitions including Edexcel, Harcourt International and PBM.

Looking ahead, we expect our International Education businesses to continue to benefit from a series of powerful growth trends: increasing public and private spending on education; growing participation rates in elementary, secondary and higher education; the demand for assessment to provide measures of achievement; the growing technology infrastructure in educational institutions; and the rise of English and other international languages.

In 2008, we made good progress on our strategic goals, extending our strong position in English language learning and educational technology, developing services for measuring and certifying student progress, and providing integrated solutions to help educational institutions achieve their goals. We also expanded our product range and geographic presence through the acquisitions of Harcourt International and Fronter. Sales increased by 11% to £866m and profits by 26% to £135m at constant exchange rates. Headline profit growth of 47% also benefited from some transactional foreign exchange gains.

Highlights included:

Europe

•

In the UK, Edexcel received over 1.3 million registrations for vocational assessment which, when combined with more than 2.1 million registrations for general qualifications, made it one of the UK’s largest assessment organisations. Edexcel marked 4.3m ‘A’-level and GCSE scripts on screen, representing 88% of all student work marked by Edexcel examiners.

•	Edexcel was awarded the contract to administer the 2009 National Curriculum Tests for Key Stage 2 by the UK Qualifications and Curriculum Authority.

•

Edexcel made a significant investment in supporting the growth of academic and vocational qualifications both in the UK and internationally. These included the UK’s new Diploma qualification for 14-19 year-olds; the IGCSE qualifications to meet the needs of International schools and colleges; and BTEC, Edexcel’s flagship vocational qualification. In schools, BTEC registrations have grown from about 70,000 to 250,000 in the last two years.

•

‘MyLab’ digital learning, homework and assessment programmes were used internationally by more than 237,000 students, up 82% on 2007, and are now sold in more than 65 countries worldwide. MyLabs and Mastering Physics, two of Pearson’s online education programmes, continued to win international adoptions, increasingly with localised versions for individual markets.

•

Our UK school publishing business grew ahead of the market with the successful integration of Harcourt International. This was driven by curriculum reform and market share gains in the secondary market, helped by strong publishing, innovative technology and integrated assessment for learning.

•

The combination of Pearson content, customisation capabilities and technology supports strong performance in Higher Education and ELT across European markets including France, Benelux and Central & Eastern Europe.

•

Pearson announced the acquisition of Fronter, a learning platform (also known as a Learning Management System or 'LMS') which provides easy-to-use tools for secure online education and collaboration. The Fronter platform enables students to learn whenever and wherever they choose; review their personal study plan; submit assignments; communicate with teachers, peers and parents; and study on their own or in a group. Teachers use the platform to create, store and repurpose learning resources and coursework which their students access online. The platform includes more than 80 tools for teachers and students and is highly customisable in terms of functionality, design and language.

Africa and the Middle East

•

Pearson won a contract to deliver the Abu Dhabi Education Council’s external assessment programme over three years starting in 2009. The tests cover English, Arabic, mathematics and science for students in grades 3 to 11.

•	Pearson worked with Jordan’s Ministry of Education to build a test development system which has been enhanced to support the creation of test items and tests in Arabic, replacing a paper-based system.

•

Pearson announced its intention to increase its ownership in Maskew Miller Longman in South Africa and bring together its education companies in the region into a new organisation, Pearson Southern Africa (85% owned by Pearson). The creation of Pearson Southern Africa will help Pearson deploy its global resources throughout the region, and better support students and teachers in such critical areas as assessment, teacher development and professional and vocational learning.

•

Pearson announced the acquisition of an additional 22% stake in Longman Nigeria, the leading educational publisher in Africa’s most populous country, taking our ownership to a controlling 51% stake. The business performed strongly in 2008 supported by an order for two million textbooks for mathematics and English by the states of Lagos and Bauchi.

Asia and Pacific

•

The New York Institute of Finance (NYIF) opened a Beijing office under the name of Pearson Financial Consulting to educate and train China's financial and business professionals through classes, in-company courses and monthly financial forums.

•

In India, Pearson saw rapid sales growth underpinned by strong local publishing of titles including Macroeconomics by Errol D’Sousa of IIM Ahmedabad and Upinder Singh’s book on Ancient and Medieval Indian History. Two books published by Pearson Education won the first and third prize in the Delhi Management Association’s DMA-NTPC Awards.

•	In Thailand, Pearson secured its largest adoption of MyITLab outside North America at Sripatum University accompanied by the Go! Office 2007 series of textbooks.

•

Pearson was named Secondary Publisher of the Year 2008 at the Australian Awards for Excellence in Educational Publishing, based on factors including the quality of products, accuracy of information, quality of customer service, innovation of products and services, and prompt delivery of products. Successful and rapid Integration of Harcourt International. Good growth in higher education was supported by strong take-up of MyLab and Mastering products.

•

In China, Pearson acquired two chains of private English-language schools. “Learning” provides instruction for children aged five through 12, principally in Shanghai. Dell English offers English-language training to students typically between ages 15 and 35, principally in Beijing.

Latin America

•

Rapid growth in Mexico, Pearson’s largest market in the region, with particularly strong growth in custom publishing. In English Language Teaching, we won an integrated custom publishing, academic support and services solutions contract with CONALEP, the national vocational/technical secondary programme. We developed a custom publishing programme for a leading test prep academy, CONAMAT, which included Simplified Mathematics, the best selling title of the programme, selling over 20,000 units.

•	In Panama, the Ministry of Education adopted Prentice Hall Virtual Labs and Lab Manuals for Chemistry and Biology for 75,000 high school students.

•

In Brazil, which has Latin America’s largest and fastest-growing university population, Pear son provided custom publishing services to five leading universities in business, math, science, engineering and several other fields.

•

Growing Government tenders business in Maths and Science including the success of a new local math series for middle schools in Mexico and the adoption of two levels of our primary Science programme in Chile, adapted from our US Scott Foresman 5th/6th Grade programme to support local curriculum standards in Spanish.

•	Strong growth of English Language Teaching materials across Latin America underpinned by performance in Mexico, Argentina, Colombia, Peru and Central America.

PROFESSIONAL

£ millions	2008	2007	Headline growth	CER growth	Underlying growth
Sales	244	226	8%	1%	1%
Adjusted operating profit	36	27	33%	26%	26%

Note: excludes Data Management (Scanners).

Our Professional education business is focused on publishing and other learning programmes for professionals in business and technology, and on testing and certifying adults to become professionals.

Over the past five years, we have increased sales in this division at a compound annual rate of 11% in constant currencies and operating profit from a loss of £5m in 2004 to a profit of £36m in 2008. Over that period, we significantly re-oriented our professional publishing businesses towards long-term growth markets and built professional testing into a profitable industry leader. We see good growth for these businesses, which will benefit from rising demand for work-related skills and qualifications in both developed and developing markets; and from close connections with professional content and customers in other parts of Pearson.

Professional testing & certification

•	Approximately six million secure online tests delivered in more than 4,000 test centres worldwide in 2008, an increase of 2% over 2007.

•	Registration volumes for the Graduate Management Admissions Council test rose 12% worldwide in 2008, including a 22% increase outside the US.

•

New business included contracts to provide certification exams for the Health Authority Abu Dhabi, end of course exams for Maryland University College, certification exams for the Institute of Supply Management, the development and administration of tests for the Colorado Office of Barber and Cosmetology Licensure and an exclusive contract with Adobe.

•

Renewals included contracts with the Georgia Insurance Licensing Board, the Virginia Board of Nursing, the Law National Admissions Consortium, Measurement Research Associates Inc., and the Kentucky Real Estate Commission.

•

Pearson VUE introduced several security enhancements to its high-stakes testing, including implementation of palm vein recognition technology, a non-intrusive identification system, and of digital watermarking of exam data.

•

Pearson VUE announced the transition of The Institute of Internal Auditors certification exam, the Certified Internal Auditor, from paper-and-pencil to computer-based test delivery. The Certified Internal Auditor designation is the only globally accepted certification for internal auditors and will be delivered in English, Japanese, French, Spanish and Italian.

•

Pearson VUE agreed a partnership with NIIT Ltd. of India to expand Pearson VUE’s certification network in India, extending a range of tests for students throughout the country. In a first phase, Pearson VUE and NIIT will set up testing facilities in Bangalore, Chennai, New Delhi, Hyderabad and Pune.

Professional publishing

•

Scott Kelby, an author at our technology imprint Peachpit, was the top-selling author of computer books in the US for the fifth consecutive year with titles such as The iPhone Book, Mac OS X Leopard Book and The Adobe CS4 Book for Digital Photographers .

•

The iPhone Developer’s Cookbook by Erica Sadun, initially published online as a DRM-free eBook, became the #1 computer eBook for Amazon Kindle and the #1 book on Safari. When published in print form, it became the #1 Computers & Internet Book on Amazon.

•

Created nearly 200 video based educational lessons (230 hours of video) including Aarron Walter’s SEO And Beyond, and Deitel & Associates’ C# 2008 Fundamentals I and II and built new distribution channels for video via our web sites, and via Safari Books Online.

•

Pearson developed a new iterative publishing programme called Rough Cuts which allows authors and customers to interact ahead of publication, building awareness and capturing customer contributions. Almost 25% of the print books published in 2008 entered the Rough Cuts programme, benefiting from comments prior to print publication.

•

Strong growth of eBooks, videos and other digital assets sold directly (via our websites and our joint-venture, Safari Books Online) and through other digital retail outlets (such as the Amazon Kindle and Sony eReader).

•

Sales of English and local language technology books saw good growth in international markets including the Middle East, South Africa, India and South America with best-sellers including CCNA Exam Certification Library by Wendell Odom, Presentation Zen by Garr Reynolds and Effective Java 2E by Josh Bloch.

•

Titles by Pearson’s business imprints, including FT Press and Wharton School Publishing, included Financial Shock by Mark Zandi, Chief Economist at Moody’s and an advisor to the White House, on the causes of credit crunch with particular emphasis on the sub-prime mortgage market.

FINANCIAL TIMES GROUP

£ millions	2008	2007	Headline growth	CER Growth	Underlying growth
Sales
FT Publishing	390	344	13%	9%	4%
Interactive Data	406	344	18%	10%	9%
Total	796	688	16%	9%	7%
Adjusted operating profit
FT Publishing	74	56	32%	9%	0%
Interactive Data	121	97	25%	15%	13%
Total	195	153	27%	13%	8%

Note: excludes Les Echos, sold in December 2007.

The FT Group is a leading provider of essential information in attractive niches of the global business information market. These include insight and analysis through the Financial Times, FT.com and The Economist, and intelligence, valuations and indices through Mergermarket, FTSE and Interactive Data.

In recent years, the FT Group has significantly shifted its business towards digital and subscription revenues. We have sold our largely print and advertising-based national media companies (Recoletos in Spain, Les Echos in France, FT Deutschland in Germany); acquired digital businesses with international opportunities (Mergermarket, Exec-Appointments.com, Money-Media); and invested steadily in our global and digital businesses including the Financial Times, FT.com and Interactive Data.

As a result of this strategy, in 2008 digital services accounted for 67% of FT Group revenues, up from 28% in 2000; and in 2008 advertising accounted for 25% of FT Group revenues, down from 52% in 2000. On a continuing business basis, FT Group sales have increased at a headline compound average growth rate of 12% (from £504m in 2004 to £796m in 2008) and profits by 32% (from £65m to £195m).

Looking ahead, we believe that the FT Group’s premium and global positions, combined with our digital and subscription businesses, put us in a good position to weather tougher economic conditions.

FT Publishing

•

FT Publishing benefited from shift towards subscription and service-based revenues. FT Publishing sales up 9% and operating profit up 9% to £74m (£56m in 2007) despite a tough advertising market, particularly in the fourth quarter.

•

Financial Times maintained worldwide newspaper circulation at approximately 435,000 (434,196 average for the June-December ABC period) and won both major UK press awards: Newspaper of the Year at the 2008 British Press Awards and Newspaper Awards. In the UK National Readership Survey, readership rose more than 16% to 418,000.

•	FT circulation revenues up 16% as investment in content and demand for high-quality analysis of the global financial crisis support increase in pricing and quality of circulation.

•

FT Publishing advertising revenues declined 3%, with a weak advertising market in the fourth quarter as financial institutions, technology companies and recruiters reduced their marketing investment. In 2008, we took a series of actions to reduce costs and prepare for more difficult trading conditions in 2009.

•

FT.com benefited from its launch of an innovative new access model involving registration for access to more than three articles per month. Subscribers grew 9%, to 109,609, and registered users increased more than five-fold from approximately 150,000 at the end of 2007 to 966,000 at the end of 2008.

•

The Financial Times continued to invest in international expansion and fast-growing markets. It launched a new edition for the Middle East, and Rui , a lifestyle and wealth-management magazine for China’s fast-growing business elite.

•

The FT acquired Money-Media, which provides online news and commentary for the fund-management industry. Money-Media rolled out Ignites Europe, an online news service for people working with the European cross-border fund industry.

•

A strong performance from Mergermarket, benefiting from its digital subscription model, with contract renewal rates of approximately 85%. The Mergermarket and Debtwire products performed particularly well, emphasising that the services remain valuable to customers throughout the cycle.

•

Mergermarket launched two new products, Debtwire ABS and Debtwire Restructuring Database, in response to growing levels of distressed asset sales and restructuring funds. It continued to expand and acquire new customers geographically in the US, Europe and Asia, launching its M&A event-driven product - dealReporter - in Russia, Poland, Turkey, the UAE and South Africa. Mergermarket also continued to build its Pharmawire product for financial institutions that support the pharmaceutical industry.

•

Mergermarket's conference business - Remark - had a strong year, with significant growth in the number of events, attendees and newsletter publications. It also increased its digital offering in this business through video, podcasts and live webcasts.

•	The Economist, in which Pearson owns a 50% stake, increased global weekly circulation by 6.4% to 1.39 m (for the July-December 2008 ABC period).

•

FTSE, in which Pearson owns a 50% stake, announced several new indices including expansion of the FTSE Environmental Opportunities Index and introduction, in partnership with the Athens Exchange, of the FTSE/ATHEX Liquid Mid Index.

Interactive Data

•

Interactive Data revenues up 10% and operating profit up 15% to £121m (£97m in 2007) driven by strong new sales throughout the year and approximately 95% renewal rates within its Institutional Services segment.

•

Interactive Data continued to benefit from growth trends including: heightened scrutiny around the valuation of securities; increasing regulation; increasing adoption of low latency data for algorithmic trading; and continuing need to differentiate wealth management offerings with bespoke web-based client solutions.

•

Pricing and Reference Data continued to generate good growth in North America and Europe. Growth was primarily organic, providing additional services to customers and also benefiting from bolt-on acquisitions, most recently the announced purchase of NDF, a leading provider of securities pricing, reference data and related services to most of the major financial institutions in Japan.

•

Real-Time Services saw strong growth in its real-time data feeds business and continued expansion of its Managed Solutions business in the US. Real-Time Services added a number of new market sources in North America and the Middle East. The Managed Solutions business announced that it had doubled the number of clients in the US during the past year to 80.

•

Continued investment in expanding the breadth and depth of the data covered and products offered, including a new alliance to provide complex derivatives and structured products valuation services; and in the capacity of its real-time infrastructure to allow for the anticipated growth in real-time market data volumes.

PENGUIN

£ millions	2008	2007	Headline growth	CER growth	Underlying growth
Sales	903	846	7%	0%	3%
Adjusted operating profit	93	74	26%	4%	4%

Penguin is one of the most famous brands in book publishing, known around the world for the quality of its publishing and its consistent record of innovation.

Over the past five years, Penguin’s sales have increased at an average rate of 4% and profits at 14% - the result of a plan to generate significant and consistent margin improvement. That plan has four major parts:

1. Investing consistently and in a disciplined way in author and product development;

2. Developing a globally coordinated publishing organisation, benefiting from worldwide scale and rapid rates of growth in literacy, education and demand for books in emerging markets;

3. Innovating with digital technologies to provide new reading experiences, new ways to market and sell books, and more efficient means of production, storage and distribution of content;

4. Becoming a more efficient organisation, focusing on margin progression, working capital discipline and cash generation.

In 2008, those initiatives helped Penguin reach its target of double digit margins, even in tough conditions for book publishers and booksellers and after additional bad debt provisions. Headline growth includes the impact of increased transactional foreign exchange gains.

Looking ahead, Penguin’s strategy involves further investment in publishing in both established and emerging markets, and in continued digital innovation, as it seeks to build on its strong competitive position and accelerate sales growth.

Strong publishing in all markets; top awards in the US, Australia, Canada and India

•	In the US, Penguin had a number one New York Times bestseller for 49 weeks of the year, including Patricia Cornwell’s Scarpetta , Eckhart Tolle’s A New Earth and Greg Mortenson’s Three Cups of Tea.

•

Penguin authors won the major industry awards. Junot Díaz won The Pulitzer Prize for Fiction and the National Book Critics Circle Award for Fiction for The Brief Wondrous Life of Oscar Wao, and Barton Gellman won the Pulitzer Prize for National Reporting.

•

In the UK, Penguin had 67 top ten bestsellers versus 52 in 2007, according to BookScan. The #1 bestseller Devil May Care, the new James Bond novel by Sebastian Faulks, was the fastest-selling hardback fiction title in Penguin UK’s history and the third-bestselling in the UK in 2008. Other bestsellers included This Charming Man by Marian Keyes, The Beach House by Jane Green and Jamie’s Ministry of Food by Jamie Oliver. Penguin UK also published many more paperback originals, including Judith O’Reilly’s A Wife in the North.

•

In Australia, Penguin was named Publisher of the Year at the Australian Book Industry Awards (and won four of the seven awards for individual books), and grew sales ahead of its markets with bestsellers including titles from Australian authors Bryce Courtenay and Tim Winton alongside international authors Marian Keyes and Eckhart Tolle.

•

In Canada, Penguin was named Publisher of the Year by the Canadian Booksellers Association and won the 2008 Scotiabank Giller Award for Through Black Spruce by Joseph Boyden. Bestsellers included John Ralston Saul, Niall Ferguson, Patricia Cornwell and Clive Cussler.

•

In India, Penguin is the largest English Language trade publisher, and continued its strong publishing record with authors such as Shobhaa De, Amitav Ghosh and Nandan Nilekani. It also won the major English language prizes in India’s national book awards.

•

To capitalise on Penguin’s global presence and growth opportunities in international markets, Penguin Launched the Hamish Hamilton literary fiction imprint in Australia and the Allen Lane non-fiction imprint in India.

•

In 2009, Penguin will publish major new books including titles by David Plouffe, Barack Obama’s campaign manager; Nick Hornby; Sue Grafton; Clive Cussler; Greg Mortenson; LeBron James; Jamie Oliver; Eoin Colfer (with his new addition to Douglas Adams’s Hitchhikers series); and David Benedictus (with the first authorised Winnie the Pooh sequel).

Leading in digital innovation

•

Penguin’s eBook publishing and sales expanded significantly in 2008, with nearly five-fold growth in eBook sales in the US. Penguin worldwide now has about 8,500 eBook titles available, more than double the number available in 2007.

•

Penguin US launched an Enriched eBook Classics series with Jane Austen’s Pride and Prejudice, which debuted in the top 10 on the Amazon Kindle bestseller list. The series is now sold via online stores on both Amazon.com and Penguin.com.

•

Traffic for all Penguin’s web sites increased 37% to 17 million unique users. Penguin US was the first publisher to create an iPhone application for optimal viewing of the Penguin website on mobile devices.

•	Penguin in partnership with match.com launched a UK dating website called www.penguindating.co.uk , which received more than 120,000 visits and 1,300 registrations in the first five weeks alone.

•

Penguin had great success at the New Media Age Effectiveness Awards for www.blogapenguinclassic.com , an online forum where readers blog about many of the best books ever written. Penguin also launched www.penguin.co.uk/tasters , which allows readers to download and sample the first chapters of all Penguin’s latest novels for free.

FINANCIAL REVIEW

Operating result

On a headline basis, sales for the year to 31 December 2008 increased by £649m or 16% from £4,162m in 2007 to £4,811m in 2008 and adjusted operating profit from continuing operations increased by £143m or 23% from £619m in 2007 to £762m in 2008.

On an underlying basis sales grew by 3% and adjusted operating profit by 5%. Our underlying measures exclude the effects of exchange and portfolio changes. In 2008, currency movements increased sales by £320m and adjusted operating profit by £76m while portfolio changes increased sales by £199m and adjusted operating profit by £35m.

Total adjusted operating profit excludes amortisation of acquired intangibles and includes the adjusted profits from discontinued operations (excluding gains and losses on disposal). Statutory operating profit (from continuing operations) increased by £102m or 18% from £574m in 2007 to £676m in 2008. Statutory operating profit includes an increased charge for intangible amortisation but does not include the contribution from discontinued operations.

Net finance costs

Net finance costs reported in our adjusted earnings comprise net interest payable, net finance income relating to post-retirement plans and certain foreign exchange gains and losses.

Net interest payable in 2008 was £89m, down from £95m in 2007. Although our fixed rate policy reduces the impact of changes in market interest rates, we were still able to benefit from a fall in average US dollar and sterling interest rates during the year. Year on year, average three month LIBOR (weighted for the Group’s net borrowings in US dollars and sterling at each year end) fell by 2.3% to 3.1%. This reduction in floating market interest rates was partially offset by higher fixed bond coupons prevailing at the time of our 2008 bond issue. The overall result was a decrease in the Group’s average net interest rate payable by 1.4% to 5.9%. The Group’s average net debt rose by £266m, largely as a result of the weakening of sterling relative to the US dollar, in which the majority of our debt is denominated.

Net finance income relating to post-retirement plans fell by £2m from £10m in 2007 to £8m in 2008. Exchange losses reported in adjusted earnings in 2008 of £7m related to the retranslation of foreign currency bank overdrafts. There were no material exchange differences on these accounts in 2007 but the weakness of sterling in the fourth quarter made this a more significant item in 2008.

Also included in the statutory definition of net finance costs are foreign exchange and other gains and losses. These are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. These other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. In 2008 the total of these items excluded from adjusted earnings was a loss of £3m compared to a loss of £21m in 2007. The loss in 2007 mainly related to euro denominated debt held to hedge the receipt of proceeds from the sale of Les Echos.

Taxation

The effective tax rate on adjusted earnings in 2008 was 26.4% which was the same effective rate as that for 2007. Our overseas profits, which arise mainly in the US are largely subject to tax at higher rates than the UK corporation tax rate (an effective rate of 28.5% in 2008 compared to 30% in 2007). Higher tax rates were more than offset by amortisation-related tax deductions and releases from provisions reflecting continuing progress in agreeing our tax affairs with the authorities.

The reported tax charge on a statutory basis was £172m (29.4%) compared to a charge of £131m (28.0%) in 2007. The tax charge relating to the sale of the Data Management business in February 2008 is included in the loss on discontinued businesses. A charge arises on this disposal as although there is a book loss there is a gain for tax purposes. Tax paid in 2008 was £89m compared to £87m in 2007.

Discontinued operations

Discontinued operations in 2008 relates to the Data Management business that was sold on 22 February 2008. The Data Management business was reported as discontinued in the 2007 figures along with Government Solutions (sold February 2007), Datamark (acquired with eCollege and immediately sold in July 2007) and Les Echos (sold December 2007).

We received net cash proceeds of $211m on the sale of the Data Management business and realised a loss before tax of £53m mainly due to exchange. The tax charge on the sale is £37m.

Minority interests

Minority interests comprise mainly the 38% share of Interactive Data.

Dividends

The dividend accounted for in our 2008 financial statements totalling £257m represents the final dividend in respect of 2007 (20.5p) and the interim dividend for 2008 (11.8p). We are proposing a final dividend for 2008 of 22.0p, bringing the total paid and payable in respect of 2008 to 33.8p, a 7.0% increase on 2007. This final 2008 dividend was approved by the Board in February 2009, is subject to approval at the forthcoming AGM and will be charged against 2009 profits. For 2008 the dividend is covered 1.7 times by adjusted earnings.

Pensions

Pearson operates a variety of pension plans. Our UK Group plan is by far the largest and includes a significant defined benefit section. We also have some smaller defined benefit plans in the US and Canada. Outside the UK, most of our companies operate defined contribution plans. Our charge to profit in respect of worldwide pensions and post retirement benefits amounted to £76m in 2008 (2007 : £61m) of which a charge of £84m (2007 : £71m) was reported in operating profit and the net finance benefit of £8m (2007 : £10m) was reported against net finance costs.

CONDENSED CONSOLIDATED INCOME STATEMENT

for the year ended 31 December 2008

		2008	2007
all figures in £ millions	note

Continuing operations

Sales	2	4,811	4,162
Cost of goods sold		(2,174)	(1,910)
Gross profit		2,637	2,252

Operating expenses		(1,986)	(1,701)
Share of results of joint ventures and associates		25	23
Operating profit	2	676	574

Finance costs	3	(136)	(150)
Finance income	3	45	44
Profit before tax	4	585	468
Income tax	5	(172)	(131)
Profit for the year from continuing operations		413	337

Discontinued operations

Loss for the year from discontinued operations	8	(90)	(27)

Profit for the year		323	310

Attributable to:
Equity holders of the Company		292	284
Minority interest		31	26

Earnings per share from continuing and discontinued operations (in pence per share)
Basic	6	36.6p	35.6p
Diluted	6	36.6p	35.6p

Earnings per share from continuing operations (in pence per share)
Basic	6	47.9p	39.0p
Diluted	6	47.9p	39.0p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the year ended 31 December 2008

		2008	2007
all figures in £ millions	note

Net exchange differences on translation of foreign operations		1.050	25
Actuarial (losses) / gains on retirement benefit obligations		(74)	80
Taxation on items charged to equity		2	29
Net income recognised directly in equity		978	134
Profit for the year		323	310
Total recognised income and expense for the year		1,301	444

Attributable to:
Equity holders of the Company	11	1,270	418
Minority interest		31	26

CONDENSED CONSOLIDATED BALANCE SHEET

as at 31 December 2008

		2008	2007
all figures in £ millions	note

Property, plant and equipment		423	355
Intangible assets	15	5,353	3,814
Investments in joint ventures and associates		23	20
Deferred income tax assets		372	328
Financial assets - Derivative financial instruments		181	23
Retirement benefit assets		49	62
Other financial assets		63	52
Other receivables		152	129
Non-current assets		6,616	4,783

Intangible assets – Pre-publication		695	450
Inventories		501	368
Trade and other receivables		1,342	946
Financial assets – Derivative financial instruments		3	28
Financial assets – Marketable securities		54	40
Cash and cash equivalents (excluding overdrafts)		685	560
Current assets		3,280	2,392

Non-current assets classified as held for sale		-	117

Total assets		9,896	7,292

Financial liabilities – Borrowings		(2,019)	(1,049)
Financial liabilities – Derivative financial instruments		(15)	(16)
Deferred income tax liabilities		(447)	(287)
Retirement benefit obligations		(167)	(95)
Provisions for other liabilities and charges		(33)	(44)
Other liabilities		(221)	(190)
Non-current liabilities		(2,902)	(1,681)

Trade and other liabilities		(1,429)	(1,050)
Financial liabilities – Borrowings		(344)	(559)
Financial liabilities – Derivative financial instruments		(5)	-
Current income tax liabilities		(136)	(96)
Provisions for other liabilities and charges		(56)	(23)
Current liabilities		(1,970)	(1,728)

Liabilities directly associated with non-current assets held for sale		-	(9)

Total liabilities		(4,872)	(3,418)

Net assets		5,024	3,874

Share capital		202	202
Share premium		2,505	2,499
Treasury shares		(222)	(216)
Reserves		2,265	1,210
Total equity attributable to equity holders of the Company		4,750	3,695
Minority interest		274	179
Total equity	11	5,024	3,874

The condensed consolidated financial statements were approved by the Board on 01 March 2009.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December 2008

		2008	2007
all figures in £ millions	note

Cash flows from operating activities
Net cash generated from operations	17	894	659
Interest paid		(87)	(109)
Tax paid		(89)	(87)
Net cash generated from operating activities		718	463

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired		(395)	(472)
Acquisition of joint ventures and associates		(5)	(4)
Purchase of investments		(1)	-
Purchase of property, plant and equipment (PPE)		(75)	(86)
Proceeds from sale of investments		5	-
Proceeds from sale of PPE		2	14
Purchase of intangible assets		(45)	(33)
Disposal of subsidiaries, net of cash disposed		111	469
Interest received		11	19
Dividends received from joint ventures and associates		23	32
Net cash used in investing activities		(369)	(61)

Cash flows from financing activities
Proceeds from issue of ordinary shares		6	12
Purchase of treasury shares		(47)	(72)
Proceeds from borrowings		455	272
Liquid resources acquired		-	(15)
Repayment of borrowings		(275)	(391)
Finance lease principal payments		(3)	(2)
Dividends paid to Company’s shareholders		(257)	(238)
Dividends paid to minority interests		(28)	(10)
Net cash used in financing activities		(149)	(444)

Effects of exchange rate changes on cash and cash equivalents		(103)	3
Net increase / (decrease) in cash and cash equivalents		97	(39)

Cash and cash equivalents at beginning of year		492	531

Cash and cash equivalents at end of year		589	492

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.

Included in the figures above are net cash generated from / (used in) amounts relating to discontinued operations as follows: operating activities £nil (2007: £7m); investing activities £nil (2007: £3m); financing activities £nil (2007: £(21)m).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2008

1. Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Listing Rules of the Financial Services Authority and in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the European Union (EU). In respect of accounting standards applicable to the Group there is no difference between EU-adopted IFRS and International Accounting Standards Board (IASB)-adopted IFRS.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2007 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value. On 1 January 2008, the Group early adopted IFRS 8 ‘Operating Segments’ which, in conjunction with organisational changes, has led to a change in segments within the Education business. IFRS 8 requires that segments are reported on a management basis and these results are reported under the new organisational structure in a manner consistent with internal reporting to the Board and senior management of Pearson (see note 2). The 2007 Annual Report also refers to other new standards effective from 1 January 2008. Apart from IFRS 8, none of these standards have had a material impact in these financial statements.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements have been set out in the 2007 Annual Report.

This preliminary announcement does not constitute the Group’s full financial statements for the year ended 31 December 2008. The Group’s full financial statements will be approved by the Board of Directors and reported on by the auditors later in March 2009. Accordingly, the financial information for 2008 is presented unaudited.

The financial information for the year ended 31 December 2007 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The Auditors' report on the full financial statements for the year ended 31 December 2007 was unqualified and did not contain statements under section 237 (2) of the Companies Act 1985 (regarding the adequacy of accounting records and returns), or under section 237 (3) (regarding provision of necessary information and explanations).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2008

2. Segment information

Following the adoption of IFRS 8 ‘Operating Segments’ and changes in the organisational structure in the Education business, the Group has revised its reporting segments. The Group is now organised into six segments: North American Education, International Education, Professional, Financial Times Publishing, Interactive Data and Penguin.

	2008	2007
all figures in £ millions

Sales
North American Education	2,002	1,667
International Education	866	735
Professional	244	226
Pearson Education	3,112	2,628
FT Publishing	390	344
Interactive Data	406	344
FT Group	796	688
Penguin	903	846
Total sales – continuing operations	4,811	4,162

Adjusted operating profit
North American Education	303	273
International Education	135	92
Professional	36	27
Pearson Education	474	392
FT Publishing	74	56
Interactive Data	121	97
FT Group	195	153
Penguin	93	74
Adjusted operating profit – continuing operations	762	619
Adjusted operating profit – discontinued operations	-	15
Total adjusted operating profit	762	634

Discontinued operations relate to the Group’s interest in Government Solutions, Les Echos and the Data Management business (see note 8). Government Solutions and the Data Management business were previously reported (before the adoption of IFRS 8) within the Professional group of businesses and Les Echos within the FT Publishing segment.

Adjusted operating profit is one of Pearson’s key business performance measures; it includes the operating profit from the total business including the results of discontinued operations. Other net gains and losses that represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets are excluded from adjusted operating profit as they distort the performance of the Group. In 2007 and 2008 these other net gains and losses all related to discontinued operations.

In our adjusted operating profit, we have also excluded amortisation of acquired intangibles as this is not considered to be fully reflective of the underlying performance of the Group.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2008

Segment information continued

The following table reconciles adjusted operating profit from continuing operations to operating profit for each segment.

	North American Education	International Education	Professional	FT Publishing	Interactive Data	Penguin	Total
all figures in £ millions

2008

Adjusted operating profit – continuing	303	135	36	74	121	93	762
Amortisation of acquired intangibles	(45)	(22)	(1)	(7)	(9)	(2)	(86)
Operating profit	258	113	35	67	112	91	676

2007

Adjusted operating profit – continuing	273	92	27	56	97	74	619
Amortisation of acquired intangibles	(20)	(10)	(1)	(6)	(7)	(1)	(45)
Operating profit	253	82	26	50	90	73	574

Corporate costs are allocated to business segments on an appropriate basis depending on the nature of the cost and therefore the total segment result is equal to the Group operating profit.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2008

3. Net finance costs

	2008	2007
all figures in £ millions

Net interest payable	(89)	(95)
Finance income in respect of employee benefits	8	10
Net foreign exchange losses	(11)	(17)
Other gains / (losses) on financial instruments in a hedging relationship:
- fair value hedges	(5)	(1)
- net investment hedges	1	(1)
Other gains / (losses) on financial instruments not in a hedging relationship:
- amortisation of transitional adjustment on bonds	1	1
- derivatives	4	(3)
Net finance costs	(91)	(106)

Analysed as:
Finance costs	(136)	(150)
Finance income	45	44
Net finance costs	(91)	(106)

Analysed as:
Net interest payable	(89)	(95)
Finance income in respect of employee benefits	8	10
Net foreign exchange losses reflected in adjusted earnings	(7)	-
Net finance costs reflected in adjusted earnings	(88)	(85)
Other net finance costs	(3)	(21)
Net finance costs	(91)	(106)

Fair value gains and losses on financial instruments are analysed between three elements: net interest payable, foreign exchange and other gains and losses. For the purposes of adjusted earnings we have excluded certain foreign exchange and other gains and losses as they represent short-term fluctuations in market value and are subject to significant volatility. These other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. Foreign exchange losses reflected in adjusted earnings mainly relate to losses on retranslation of foreign currency bank overdrafts used to offset foreign currency cash balances held by the Group’s trading companies.

Other net finance costs of £21m for the full year 2007, mainly relate to exchange losses on legacy euro denominated debt held to hedge the receipt of the euro denominated proceeds from the Les Echos sale. A corresponding gain was included in the sale proceeds recorded on this sale.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2008

4. Profit before tax

		2008	2007
all figures in £ millions	note

Profit before tax – continuing operations		585	468
Add back: amortisation of acquired intangibles	2	86	45
Add back: other net finance costs	3	3	21
Adjusted profit before tax - continuing operations		674	534
Adjusted profit before tax - discontinued operations		-	15
Total adjusted profit before tax		674	549

5. Income tax

	2008	2007
all figures in £ millions

Income tax charge – continuing operations	(172)	(131)
Add back: tax benefit on amortisation of acquired intangibles	(31)	(19)
Add back: tax benefit on other net gains and losses	(7)	(9)
Add back: tax benefit on other finance income	(1)	(6)
Tax amortisation benefit on goodwill and intangibles	33	25
Adjusted income tax charge - continuing operations	(178)	(140)
Adjusted income tax charge - discontinued operations	-	(5)
Total adjusted income tax charge	(178)	(145)

Tax rate reflected in adjusted earnings	26.4%	26.4%

Our adjusted income tax charge excludes the tax benefit on other gains and losses as this benefit relates to profits or losses on the sale of subsidiaries, joint ventures or associates and other financial assets that have previously been excluded from the adjusted profit before tax.

Also, in our adjusted income tax charge we have included the tax benefit from tax deductible goodwill and intangibles as this benefit more accurately aligns the adjusted tax charge with the expected medium-term rate of cash tax payments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2008

6. Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company (earnings) by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

	2008	2007
all figures in £ millions

Profit for the year from continuing operations	413	337
Minority interest	(31)	(26)
Earnings from continuing operations	382	311
Loss for the year from discontinued operations	(90)	(27)
Earnings	292	284

Weighted average number of shares (millions)	797.0	796.8
Effect of dilutive share options (millions)	0.5	1.3
Weighted average number of shares (millions) for diluted earnings	797.5	798.1

Earnings per share from continuing and discontinued operations
Basic	36.6p	35.6p
Diluted	36.6p	35.6p

Earnings per share from continuing operations
Basic	47.9p	39.0p
Diluted	47.9p	39.0p

7. Adjusted earnings reconciliation

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis. The Company’s definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2008

Adjusted earnings reconciliation continued

	Statutory income statement	Re-analyse discontinued operations	Other net gains and losses	Amortisation/ adjustment of acquired intangibles	Other net finance costs / income	Tax amortisation benefit	Adjusted income statement
all figures in £ millions

2008
Operating profit (note 2)	676	-	-	86	-	-	762

Net finance costs (note 3)	(91)	-	-	-	3	-	(88)
Profit before tax (note 4)	585	-	-	86	3	-	674
Income tax (note 5)	(172)	-	(7)	(31)	(1)	33	(178)
Profit for the year – continuing	413	-	(7)	55	2	33	496

Loss for the year – discontinued (note 8)	(90)	-	90	-	-	-	-

Profit for the year	323	-	83	55	2	33	496

Minority interest	(31)	-	-	(3)	-	(2)	(36)

Earnings	292	-	83	52	2	31	460

Weighted average number of shares (millions)							797.0

Adjusted earnings per share							57.7p

2007
Operating profit (note 2)	574	15	-	45	-	-	634

Net finance costs (note 3)	(106)	-	-	-	21	-	(85)
Profit before tax (note 4)	468	15	-	45	21	-	549
Income tax (note 5)	(131)	(5)	(9)	(19)	(6)	25	(145)
Profit for the year – continuing	337	10	(9)	26	15	25	404

Loss for the year – discontinued (note 8)	(27)	(10)	37	-	-	-	-

Profit for the year	310	-	28	26	15	25	404

Minority interest	(26)	-	-	(4)	-	(2)	(32)

Earnings	284	-	28	22	15	23	372

Weighted average number of shares (millions)							796.8

Adjusted earnings per share							46.7p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2008

8. Discontinued operations

Discontinued operations relate to the Group’s interest in Government Solutions (sold on 15 February 2007), Datamark (acquired with eCollege and immediately sold on 31 July 2007), Les Echos (sold on 24 December 2007) and the Data Management business (sold on 22 February 2008).

The results of Government Solutions and Les Echos have been included in discontinued operations in 2007 and consolidated up to the date of sale. Datamark was sold immediately following its acquisition as part of the eCollege transaction and consequently none of the results for this business have been consolidated. The Data Management business was sold on 22 February 2008 and has been included in discontinued operations for the full year in 2007 and up to the date of sale in 2008. The assets and liabilities of the Data Management business were reported as held for sale in the 31 December 2007 balance sheet.

The sales and loss for the year on discontinued operations are analysed below.

	2008	2007
all figures in £ millions

Total sales by discontinued operations	8	167

Operating profit	-	15
Goodwill impairment (re Data Management disposal)	-	(97)
Loss before tax before sale of discontinued operations	-	(82)
Attributable tax expense	-	(5)
Loss after tax before sale of discontinued operations	-	(87)

(Loss) / profit before tax on sale of discontinued operations	(53)	146
Attributable tax expense	(37)	(86)
(Loss) / profit after tax on sale of discontinued operations	(90)	60

Loss for the year from discontinued operations	(90)	(27)

(Loss) / profit before tax	(53)	64
Attributable tax expense	(37)	(91)
Loss for the year from discontinued operations	(90)	(27)

Operating profit included in adjusted earnings	-	15
Attributable tax expense	-	(5)
Profit for the year included in adjusted earnings	-	10
Goodwill impairment (re Data Management disposal)	-	(97)
(Loss) / profit on sale of discontinued operations	(53)	146
Attributable tax expense	(37)	(86)
Loss for the year from discontinued operations	(90)	(27)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2008

Discontinued operations continued

The loss / profit on sale of discontinued businesses is analysed below:

	2008	2007
all figures in £ millions

Net assets disposed	(111)	(296)
Proceeds received	111	515
Costs	(4)	(20)
(Loss) / profit on sale before cumulative translation adjustment	(4)	199
Cumulative translation adjustment	(49)	(53)
(Loss) / profit on sale before tax	(53)	146
Attributable tax charge	(37)	(86)
(Loss) / profit on sale after tax	(90)	60

The loss in 2008 relates entirely to the Data Management business.

9. Dividends

	2008	2007
all figures in £ millions

Amounts recognised as distributions to equity shareholders in the year	257	238

The directors are proposing a final dividend of 22.0p per equity share, payable on 8 May 2009 to shareholders on the register at the close of business on 14 April 2009. This final dividend, which will absorb an estimated £176m of shareholders’ funds, has not been included as a liability as at 31 December 2008.

10. Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

	2008	2007

Average rate for profits	1.85	2.00
Year end rate	1.44	1.99

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2008

11. Statement of changes in equity

	2008	2007
all figures in £ millions

Attributable to equity holders of the Company
Total recognised income and expense for the year	1,270	418
Equity settled transactions	33	30
Issue of ordinary shares – share option schemes	6	12
Cumulative translation adjustment on disposals	50	53
Purchase of treasury shares	(47)	(56)
Dividends paid to equity holders of the Company	(257)	(238)
Net movement for the year	1,055	219
Attributable to equity holders of the Company at the beginning of the year	3,695	3,476
Attributable to equity holders of the Company at the end of the year	4,750	3,695

Minority interest	274	179
Total equity	5,024	3,874

12. Related parties

There were no material related party transactions and no guarantees have been provided to related parties in the year.

13. Events after the balance sheet date

During 2008, Pearson’s International Education business announced its intention to increase its stakes in Longman Nigeria from 29% to 51% for £9m and Maskew Miller Longman (MML), its South African publishing business, from 50% to 85%.

Under the terms of the MML agreement, Pearson intends to create a new Southern Africa business and in return for the increased stake in MML our current joint venture partner will receive £46m in cash and a 15% interest in Pearson’s Heinemann and Edexcel businesses in that region.

In addition the International Education business also announced the acquisition of Fronter, a European online learning company based in Oslo, for £16m.

The Longman Nigeria acquisition completed in early January 2009 and the Fronter acquisition in February 2009. The Maskew Miller Longman transaction is expected to complete in the second quarter of 2009 following regulatory approval.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2008

14. Business combinations

On 2 January 2008 the Group acquired Money-Media, a US-based company offering online news and commentary for the money management industry. On 30 January 2008 the Group completed its acquisition of Harcourt Assessment from Reed Elsevier, after receiving clearance from the US Department of Justice. On 1 August 2008, Interactive Data acquired Kler’s Financial Data Service, a provider of reference data to the Italian finance industry, for €19m and on 15 December 2008 Interactive Data acquired a 79% interest in NTT Data Financial Corporation (NDF), a provider of reference data to the Japanese finance industry, for approximately $26m.

Final values for the assets and liabilities arising from the Harcourt Assessment and Money-Media acquisitions, provisional values for the other acquisitions completed in the year and adjustments to prior year acquisitions are set out below.

Harcourt		Money-	Other	Total
all figures in £ millions	Assessment	Media

Property, plant and equipment	6	-	-	6
Intangible assets	174	10	36	220
Intangible assets – Pre-publication	27	-	-	27
Inventories	7	-	-	7
Trade and other receivables	48	2	4	54
Cash and cash equivalents	5	-	11	16
Trade and other liabilities	(40)	(4)	(8)	(52)
Current income tax	-	-	(3)	(3)
Net deferred income tax liabilities	-	-	(4)	(4)
Provisions for other liabilities and charges	(19)	-	(7)	(26)
Equity minority interests	-	-	(2)	(2)
Assets held for sale	3	-	-	3
Net assets acquired at fair value	211	8	27	246
Goodwill	113	25	15	153
Total	324	33	42	399
Satisfied by:
Cash	(321)	(33)	(40)	(394)
Deferred consideration	-	-	-	-
Net prior year adjustments	(3)	-	(2)	(5)
Total consideration	(324)	(33)	(42)	(399)

Net cash outflow on acquisition:
Cash – current year acquisitions				(394)
Cash – acquisitions yet to complete				(12)
Deferred payments for prior year acquisitions and other items				(5)
Cash and cash equivalents acquired				16
Cash outflow on acquisitions				(395)

In total, acquisitions completed in the year contributed an additional £161m of sales and £30m of operating profit.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2008

15. Intangible assets

	2008	2007
all figures in £ millions

Goodwill	4,570	3,343
Other intangibles	783	471
Total intangibles	5,353	3,814

16. Net debt

	2008	2007
all figures in £ millions

Non-current assets
Derivative financial instruments	181	23
Current assets
Derivative financial instruments	3	28
Marketable securities	54	40
Cash and cash equivalents (excluding overdrafts)	685	560
Non-current liabilities
Borrowings	(2,019)	(1,049)
Derivative financial instruments	(15)	(16)
Current liabilities
Borrowings	(344)	(559)
Derivative financial instruments	(5)	-
Net debt – continuing operations	(1,460)	(973)
Net cash classified as held for sale	-	-
Total net debt	(1,460)	(973)

In May 2008, Pearson issued $350m 5.5% Global Dollar Bonds 2013 and $550m 6.25% Global Dollar Bonds 2018. The proceeds were used to repay outstanding indebtedness under our existing revolving credit facility agreement.

17. Cash flows

The reconciliation of profit for the year to net cash generated from operations is shown in the table below. Operating cash flow, operating free cash flow and total free cash flow are non-GAAP measures and have been disclosed as they are part of Pearson’s corporate and operating measures. Following the completion of the latest actuarial valuation of the UK Group pension plan as at January 2006, the Group agreed that during 2007 it would make additional payments to the plan amounting to £100m. The Group excluded this £100m from its definition of operating cash flow and operating free cash flow as it distorted the underlying operating performance for that year.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the year ended 31 December 2008

Cash flows continued

		2008	2007
all figures in £ millions	note

Reconciliation of profit for the year to net cash generated from operations
Profit for the year		323	310
Income tax		209	222
Depreciation and amortisation charges		196	138
Loss on sale of property, plant and equipment		1	1
Net finance costs		91	106
Share of results of joint ventures and associates		(25)	(23)
Profit / (loss) on sale of discontinued operations		53	(146)
Goodwill impairment of discontinued operations		-	97
Share-based payment costs		33	30
Net foreign exchange adjustment		105	11
Pre-publication		(58)	(38)
Inventories		(12)	(1)
Trade and other receivables		(81)	(5)
Trade and other liabilities		82	80
Retirement benefit obligations		(14)	(126)
Provisions		(9)	3
Net cash generated from operations		894	659

Dividends from joint ventures and associates		23	32
Net purchase of PPE including finance lease principal payments		(76)	(74)
Purchase of intangible assets		(45)	(33)
Add back: Special pension contribution		-	100
Operating cash flow		796	684
Operating tax paid		(89)	(61)
Net operating finance costs paid		(76)	(90)
Operating free cash flow		631	533
Non-operating tax paid		-	(26)
Special pension contribution		-	(100)
Total free cash flow		631	407
Dividends paid (including to minorities)		(285)	(248)
Net movement of funds from operations		346	159
Acquisitions and disposals		(285)	(15)
Purchase of treasury shares		(47)	(72)
New equity		6	12
Other movements on financial instruments		8	(7)
Net movement of funds		28	77
Exchange movements on net debt		(515)	9
Total movement in net debt		(487)	86
Opening net debt		(973)	(1,059)
Closing net debt	16	(1,460)	(973)

Included in net cash generated from operations is an amount of £nil (2007: £7m) relating to discontinued operations.

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   02 March, 2009

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary